EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm in the second paragraph under the caption “Summary Historical and Pro Forma Financial Information,” the second paragraph under the caption, “Selected Historical Consolidated Financial Data” and under the caption “Independent Registered Public Accounting Firm” and to the use of our report dated April 11, 2006, (except for the effect of the stock split discussed in the third paragraph of Note A, as to which the date is July 20, 2006 and Note O, as to which the date is February 23, 2007) in the Registration Statement (Form S-4) and related Prospectus of Chart Industries, Inc. for the registration of $170,000,000, 9 1/8% Senior Subordinated Notes due 2015.

/s/ Ernst & Young LLP

Cleveland, Ohio
February 27, 2007